UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
Skywide Real Estate International LLC

Legal status of issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Pennsylvania

Date of organization:
June 24, 2020

Physical address of issuer:
1939 Mifflin St. Philadelphia, Pennsylvania 19145, USA

Website of issuer:
https://www.skywideintl.com

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fixed fee of $2,500.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third-party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Membership Units

Target number of securities to be offered:
130

Price (or method for determining price):
$300

Target offering amount:
$39,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$99,000

Deadline to reach the target offering amount:
December 31, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$129,286	$76,520
Cash & Cash Equivalents	$6,479	$2,112
Accounts Receivable:	$30,408	$30,408
Short-term Debt:	$7,871	$0
Long-term Debt:	$96,653	$0
Revenues/Sales	$9,895	$0
Cost of Goods Sold:	$0	$71,395
Taxes Paid:	$0	$0
Net Income:	($18,633)	($75,380)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the real estate and properties market;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our property rights; and
- government policies regarding the real estate and properties market.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the real estate and properties market;

- growth of, and risks inherent in the real estate and properties market in the US and Pennsylvania;
- our ability to attract and retain qualified executives and personnel;

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Skywide Real Estate International LLC shall include any joint venture in which Skywide Real Estate International LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Skywide Real Estate International LLC.

"Company " means Skywide Real Estate International LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Skywide Real Estate International LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" or **"Units"** mean the Class E Membership Units of Skywide Real Estate International LLC.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Skywide Real Estate International LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Tianyuan Gu (Tim)   **Date of Board Service:** September 2020

Principal Occupation:
Chairman, Skywide Real Estate International LLC

Business Experience:
Tianyuan Gu (Tim) was born in China, and moved to the US when he was 15 years old. He has been an entrepreneur since starting his own copywriting company at the age of 18. Tim successfully sold the company during his 2nd year of college at the age of 20. During his third year, he founded his own digital marketing company, OP Commerce which as of today, still continues to generate 6 figure yearly income.

At age 22, Tim dropped out of college, and founded Education Insider, an educational consulting company targeted at Chinese international students looking to study in the U.S. Over the years, Education Insider has grown a client base in Washington, California, Pennsylvania, New York and Arizona; during which he began working with Jenkins in the Los Angeles area, hiring Jenkins to be his Branding officer. Today, Tim is the Co-Founder and CEO of another real estate company of property trading, development and property management. Tim has continued on to expand his own business experiences to now managing over a million dollar's worth of transactions during the past year in real estate.

Tim enjoys creating large projects and bringing them to the market. He is always excited about building various product and service lines, conditioning them to meet market demands, promoting the product or service through a variety of platforms, and making needed adjustments for them to evolve within the market.

Positions Held in the Past 3 Years:

Skywide Real Estate International
Chairman & Director
Jan 2019 – Present
Philadelphia, Pennsylvania, United States

Skywide Real Estate International, LLC is a Pennsylvania-based real estate investment and development company to explore real estate investment opportunities in the Pennsylvania region. Skywide's principal activities encompass property development, investment, serviced suite operation, property and project management. In long run, Skywide Real Estate International aims to acquire a portfolio of diversified properties, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in Pennsylvania and other states of America.

Education Insider
Founder
Sep 2017 – Present
Greater Philadelphia Area

Tim launched this company to help international students transition smoothly into the next level of their US-based education and career. Education Insider's team works 1 on 1 with those looking to fine-tune and execute the best custom plan that has been designed with their future goals in mind. Education Insider provides high-level consulting and training to international students who are not familiar with the US education system and career path options along with preparing for future success in their respective industry.

OP Commerce
Owner
Sep 2016 – Present
Greater Philadelphia Area

Tim built an online e-commerce store customized a unique digital marketing strategy for the store's success. Much of this success stems from Tim's knowledge of how to build, develop, manage and fine-tune a website including design, content psychology, building backends of websites and tracking.

Name: Jenna Anderson   **Date of Board Service:** June 2020

Principal Occupation:
CEO, Skywide Real Estate International LLC

Business Experience:
Before starting Skywide Real Estate International, Jenna Anderson was a Leasing Specialist Team Lead for Post Brothers Apartments, representing multiple apartment communities throughout Philadelphia, PA including Presidential City (during a lease up), Rittenhouse Hill, Delmar Morris, Hamilton Court (student housing), the Piazza Apartments, Garden Court Apartments, Goldtex Apartments and the Duchess Apartments (North Jersey). Post Brothers is one of the most inspirational companies to call family. Post Brothers Apartments is Philadelphia's most active vertically integrated ownership, management, and real estate development firm, offering contemporary luxury residences throughout the metropolitan area. With modern loft spaces and high-rise apartments available in scenic Center City, historic Germantown, and Philadelphia's most desirable neighborhoods.

During her time at the company, Jenna led the leasing team in breaking records in leasing metrics for the company while outleasing the competition as she understands that leasing is the number one income generator for investors. At the same time, Jenna accumulated valuable experience in lease management strategy.

Jenna graduated from Temple University School of Tourism and Hospitality Management.

Positions Held in the Past 3 Years:



Leasing Specialist Team Lead
Post Brothers Apartments
May 2015 – Mar 2019 · 3 yrs 11 mos
Presidential City Apartments | Philadelphia PA

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Tianyuan Gu (Tim)   **Date of Board Service:** September 2020

Principal Occupation:
Chairman, Skywide Real Estate International LLC

Business Experience:
Tianyuan Gu (Tim) was born in China, and moved to the US when he was 15 years old. He has been an entrepreneur since starting his own copywriting company at the age of 18. Tim successfully sold the company during his 2nd year of college at the age of 20. During his third year, he founded his own digital marketing company, OP Commerce which as of today, still continues to generate 6 figure yearly income.

At age 22, Tim dropped out of college, and founded Education Insider, an educational consulting company targeted at Chinese international students looking to study in the U.S. Over the years, Education Insider has grown a client base in Washington, California, Pennsylvania, New York and Arizona; during which he began working with Jenkins in the Los Angeles area, hiring Jenkins to be his Branding officer. Today, Tim is the Co-Founder and CEO of another real estate company of property trading, development and property management. Tim has continued on to expand his own business experiences to now managing over a million dollar's worth of transactions during the past year in real estate.

Tim enjoys creating large projects and bringing them to the market. He is always excited about building various product and service lines, conditioning them to meet market demands, promoting the product or service through a variety of platforms, and making needed adjustments for them to evolve within the market.

Positions Held in the Past 3 Years:

Skywide Real Estate International
Chairman & Director
Jan 2019 – Present
Philadelphia, Pennsylvania, United States

Skywide Real Estate International, LLC is a Pennsylvania-based real estate investment and development company to explore real estate investment opportunities in the Pennsylvania region. Skywide's principal activities encompass property development, investment, serviced suite operation, property and project management. In long run, Skywide Real Estate International aims to acquire a portfolio of diversified properties, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in Pennsylvania and other states of America.

Education Insider
Founder
Sep 2017 – Present
Greater Philadelphia Area

Tim launched this company to help international students transition smoothly into the next level of their US-based education and career. Education Insider's team works 1 on 1 with those looking to fine-tune and execute the best custom plan that has been designed with their future goals in mind. Education Insider provides high-level consulting and training to international students who are not familiar with the US education system and career path options along with preparing for future success in their respective industry.

OP Commerce
Owner
Sep 2016 – Present
Greater Philadelphia Area

Tim built an online e-commerce store customized a unique digital marketing strategy for the store's success. Much of this success stems from Tim's knowledge of how to build, develop, manage and fine-tune a website including design, content psychology, building backends of websites and tracking.

Name: Jenna Anderson   **Date of Service:** June 2020

Principal Occupation:
CEO, Skywide Real Estate International LLC

Business Experience:
Before starting Skywide Real Estate International, Jenna Anderson was a Leasing Specialist Team Lead for Post Brothers Apartments, representing multiple apartment communities throughout Philadelphia, PA including Presidential City (during a lease up), Rittenhouse Hill, Delmar Morris, Hamilton Court (student housing), the Piazza Apartments, Garden Court Apartments, Goldtex Apartments and the Duchess Apartments (North Jersey). Post Brothers is one of the most inspirational companies to call family. Post Brothers Apartments is Philadelphia's most active vertically integrated ownership, management, and real estate development firm, offering contemporary luxury residences throughout the metropolitan area. With modern loft spaces and high-rise apartments available in scenic Center City, historic Germantown, and Philadelphia's most desirable neighborhoods.

During her time at the company, Jenna led the leasing team in breaking records in leasing metrics for the company while outleasing the competition as she understands that leasing is the number one income generator for investors. At the same time, Jenna accumulated valuable experience in lease management strategy.

Jenna graduated from Temple University School of Tourism and Hospitality Management.

Positions Held in the Past 3 Years:



Leasing Specialist Team Lead
Post Brothers Apartments
May 2015 – Mar 2019 · 3 yrs 11 mos
Presidential City Apartments | Philadelphia PA

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Tianyuan Gu (Tim)	550 Class A Membership Units	100%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$39,000**	**$99,000**
Less: Offering Expenses		
Portal Fee	$2,500	$2,500
Net Proceeds	**$36,500**	**$96,500**
Closing + Taxes	$20,000	$20,000
Homeowner Insurance	$2,000	$2,000
Legal fee + Appraisal	$1,000	$1,000
Crowdfunding Fee	$2,500	$2,500
Origination fee	$10,125	$10,125
Purchase of Property	$0	$10,000
Construction Cost	$0	$10,000
Interest	$0	$34,425
Working Capital	$875	$6,450

The proceeds in this offering will be primarily used for financing the redevelopment of a residential real estate project in *1406 E Moyamensing Ave Philadelphia, PA 19147*. The purchasing price of the property is estimated to be $325,000 and the total cost of the project is estimated to be $745,050. All of the proceeds in this offering will be used for paying the closing fees, taxes, homeowner insurance, legal and appraisal fees, crowdfunding fees, and origination fees. If we raise more than the target offering amount, the remaining proceeds of the offering will be allocated, at the discretion of the management, to the purchase of the property, construction cost, interest, and working capital, which are highlighted in green in the above table.

The remaining capital required for the project will be provided by the management, minority shareholders, and loan. The detailed financing and cost structure of this project are described in Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

---

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days,

Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$39,000 USD
Maximum Target	$99,000 USD
Equity Offered	17.86% - 35.56%
Securities Type	Class E Membership Units
Regulation	Regulation CF
Closing Date	31 Dec 2022

Unit Price	$300.00

Units Offered
130 - 330

Units Issued After Offering
728 - 928

DESCRIPTION OF SECURITIES OFFERED
The securities offered in this offering is the Class E Membership Units of Skywide Real Estate International LLC, which is established to allow investors in this offering to own an interest in the real estate project we plan to reconstruct a real estate property located at 1406 E Moyamensing Ave Philadelphia, PA 19147.

14. Do the securities offered have voting rights?
No.

15. Are there any limitations on any voting or other rights identified above?
The securities offered have **no voting rights.**

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Units	100,000	550	YES	NO
Class B Membership Units	100,000	567 [1]	NO	NO
Class C Membership Units	100,000	767	NO	NO
Class D Membership Units	1,500	0 [2]	NO	NO
Class E Membership Units	100,000	428 [3]	NO	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**

Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

---

[1] The Company offered a repurchase of investor's Class B membership Units in April 2021. After the repurchase, the total number of the Class B Membership Units outstanding was 567 units.

[2] The Company offered a repurchase of investor's Class D membership Units in January 2022. After the repurchase, the total number of the Class D Membership Units outstanding was 0 unit.

[3] On February 14, 2022, the holders of the Class E Membership Units of the Company had entered into a recapitalization agreement, which resulted in the consolidation of the total number of the Class E Membership Units from 4,900 units to 428 units.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Class A Membership Units, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class E Membership Units, have no voting rights over the affairs of the company.

The Purchasers (the "Investors") of the securities offered, as holders of Class E Membership Units with no voting rights, do not have the voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a new company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of Class E Membership Units
There is no public market for our Class E Membership Units, the securities to be issued in this offering. Consequently, the offering price and the valuation of our membership units was determined by our board of directors. Among the factors that were considered in determining the offering price were our record of operations, our management, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the current market valuations, financial performance and

dividend yields of similar companies comparable to us and the current state of the real estate industry and the economy as a whole.

The offering price does not necessarily bear any relationship to our book value, assets, financial condition or any other established criteria of value and may not be indicative of the market price for our Membership Units after this offering. In addition, we have not conducted an asset-by-asset valuation of our Membership Units based on historical cost or current market valuation. We also have not obtained an independent valuation from third-parties.

The valuation is based on the assumption that our total amount raised in this offering is $51,000 (170 Membership Units), in which the investors in this offering will hold **28.428%** of our Class E ownership interest. The valuation is also based on our track records in property development, with an average rate of return around **12% per year.**

In this offering, Skywide will acquire and redevelop a property located at 1406 E Moyamensing Ave Philadelphia, PA 19147. The total cost of this project is estimated to be **$745,050.** We expect the net profits of this project attributable to unitholders will be **$23,661**. Since investors in this offering will hold **28.428%** of our Class E units, the total return for investors will be **$6,726.**

Based on the above shareholding structure immediately after the offering and under certain assumptions set in our business plan, the projected return for the investors in this offering is expected to be **$6,726 / $51,000 or 13.19% in 9-13 months** if the offering price of our Class E Membership Units is priced at **$300 per unit.**

Offering Terms	Unit Price	Number of Units	Amount
Retail Investors	$300	170	$51,000

Shareholdings	Number of Units	Percentage	Projected Profit
Management & Partners	400	66.89%	$15,826
Minority Partners	28	4.68%	$1,108
Retail Investors	170	28.428%	$6,726
Total	598	100.00%	

Expected Profit Per Unit	$39.57
Return in 9-13 months for Retail Investors	13.19%

We believe the offering price of our Class E Membership Units at $300 per unit, which represents an expected return of 13.19% in 9-13 months, is align with our past performance and is a reasonable return for investors, after the consideration of the general low-interest-rate environment in the United States, risks of the project, our past track records and the projected state of the real estate market in Philadelphia.

Methods for how the securities may be valued by the issuer in the future:
1. Net asset value ("NAV"), calculated by dividing the value of the net assets by the number of outstanding membership units.
2. Price/Book Value, Price/Earnings Ratio of companies similar and comparable to us.
3. Dividend Yield of companies similar and comparable to us.

4. Current market value of the properties owned by the Company minus total amount of debt owed by the Company.

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure a fair and reasonable estimation in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of value the Company and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- The majority owner may make a decision that Purchasers would consider bad and that would put at risk Purchasers' interests in the Issuer.
- Although, as Class E Membership Unit holders, Purchasers would be entitled to a share of any proceeds from a sale of the entire business, Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are not entitled to any voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are not entitled to any anti-dilution rights (other than proportionate adjustments for stock splits and similar events). Therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:
a. **Additional Issuances of Securities**
Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**
The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**
Although as Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even

though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

As of December 31, 2021, the Company had a long-term portion of mortgage payable of $96,653. The mortgage has an interest rate of 4.5% and the maturity date of the mortgage is May 2051.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
July 15, 2020	Reg CF	Class B Membership Units	$57,000	Acquiring property ($46,194.19)	Finished
Sept 11, 2020	Reg CF	Class C Membership Units	$0	-	Withdrawn
October 17, 2020	Reg CF	Class D Membership Units	$32,400	Construction Costs ($27,000)	Finished
Dec 31, 2020	Reg CF	Class C Membership Units	$43,700	Acquiring property ($43,700)	Finished
May 11, 2021	Reg CF	Class E Membership Units	$0	-	Withdrawn

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   a. **any director or officer of the issuer;**

   b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

   c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

   d. **any immediate family member of any of the foregoing persons.**

In 2020 December, Skywide Real Estate International LLC and 1852 McClellan St. LLC jointly invested in a real estate project in McKean St Philadelphia, PA. The Company contributed $30,408, through a loan agreement to 1852 McClellan St. LLC. 1852 McClellan St. LLC is 100% owned by Tianyuan Gu, the Chairman and majority owner of Skywide Real Estate International LLC.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
The Company was incorporated on June 24, 2020 and has been operating since then.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation in 2021
Skywide Real Estate International, LLC is a Pennsylvania-based real estate investment and development company to explore real estate investment opportunities in the Pennsylvania region. Skywide's principal activities encompass property development, investment, serviced suite operation, property and project management. In the long run, we aim to acquire a portfolio of diversified properties, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in Pennsylvania and other states of America.

Class B Offering
In August 2020, we successfully raised $57,000 in our offering of Class B Units. We acquired a real estate property in Folsom St Philadelphia, PA 19139. We finished the reconstruction and renovation works in December 2020 and we plan to sell the property in the second quarter of 2021. But since the reselling property may take another 2-3 months. In order to let our investors immediately cash out from the investment, the Company offered a repurchase of investors' Class B membership units at a price of $112.97. This is equivalent to a return of **12.97%** in about **8 months.**

Class D Offering
In December 2020 we raised $32,400 in our offering of Class D Units. We have invested in a real estate project located at McKean St Philadelphia, PA. Since the amount raised is lower than the capital needed for the project, we invested jointly with 1852 McClellan St. LLC in the project. We contributed $30,408 through a loan agreement to 1852 McClellan St. LLC and 1852 McClellan St. LLC provided the remaining capital needed in the project. 1852 McClellan St. LLC is 100% owned by Tianyuan Gu, the Chairman and majority owner of Skywide Real Estate International LLC.
We finished the reconstruction and renovation works and the property was sold in January 2022. The investors in the Class D Offering were offered a repurchase of their membership units at a price of $134.4, which is equivalent to a return of 12% in 13 months.

Class C Offering

In December 2020 we launched another Regulation Crowdfunding offering for our Class C Units. As of April 29, 2021, $43,700 is committed. The target property is located at Beulah St, Philadelphia and the project is expected to offer investors an expected return of 12.68% in 8-11 months.

Investors' participation in our offerings highlights their confidence in US Real Estates and sets the benchmark for the investor community in real estates crowdfunding.

Net Rental Income, Operating Expenses and Net Income

In 2021, our net rental income was $9,895, which was due to the rents earned from our investment properties. We didn't record any rental income in the fiscal year 2020.

In 2021, we had total operating expenses of $28,528, which included to construction, repair, utility and finance costs.

As a result, in the fiscal year 2021, our net loss was $18,633, compared to a net loss of $75,380 in 2020.

Cash flows

In the fiscal year 2021, the cash flow used in operating activities was $18,035, which was mainly due to our accounting net loss.

In the fiscal year 2021, the cash flow used in investing activities was $42,126, which was totally due to the purchase of investment properties.

In the fiscal year 2021, the cash flow generated by financing activities was $64,528, which was due to cash received from long-term borrowings ($95,857) offset by cash paid to repurchase Membership Units ($30,800) and cash repaid for long-term borrowings ($529).

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. As of December 31, 2021, the Company's cash and cash equivalents equal to $6,479.

As of December 31, 2021, the Company had a long-term portion of mortgage payable of $96,653. The mortgage has an interest rate of 4.5% and the maturity date of the mortgage is May 2051.

Discussion of our financial milestones and operational, liquidity and challenges

Since 2020, we have successfully raised $133,100 through three Regulation Crowdfunding Offerings. We have enough liquidity on our balance sheet to fund our operation, future acquisition of real estate properties and ongoing business developments.

In this offering, the Company plans to issue Class E Membership Units and use the proceeds to finance the redevelopment of residential real estate project in 1406 E Moyamensing Ave Philadelphia, PA 19147. The purchasing price of the property is estimated to be $325,000 and the total cost of the project is estimated to be $745,050. All of the proceeds in this offering will be used for paying the closing fees, taxes, homeowner insurance, legal and appraisal fees, crowdfunding fees, and origination fees. The remaining proceeds of the offering will be allocated proportionally to the purchase of the property, construction cost, interest, and working capital.

The detailed financing of this project is described in Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN.

However, we may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

If we cannot raise $39,000, the target offering amount, the Chairman of the Company will provide the remaining capital required by the project and/or we will raise additional funding by extra rounds of Regulation Crowdfunding offerings. We will also use debt instruments, primarily bank loans to finance our acquisitions of properties, but there can be no assurance that we will be able to do so on acceptable terms or at all.

After the development of the property, the Company expects to sell the property at market price and distribute all the profit to its Class E membership unitholders. However, there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the Company's business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

The Company is seeking a minimum of $39,000 in this offering. We expect that the Company's proceeds from this offering would be enough to finance its operation in the next 12 months. Nevertheless, the sustainability of our business is not dependent on the success of this Offering.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No.

> **(ii) involving the making of any false filing with the Commission?**
> No.

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No.

> **(ii) involving the making of any false filing with the Commission?**
> No.

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

    (A) association with an entity regulated by such commission, authority, agency or officer?

    No.

    (B) engaging in the business of securities, insurance or banking?

    No.

    (C) engaging in savings association or credit union activities?

    No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No.

(ii) places limitations on the activities, functions or operations of such person?

No.

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No.

(ii) Section 5 of the Securities Act?

No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://skywideintl.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tianyuan Gu

_____

[Signature Code: _nhynd8g1hSULBHdjN39Zd39bz9Ursa0Mw2pveGC7ofvOy0lNlpx5rYSlLtqyWqhSx3pWp-C-mE2b3hW8XHIaHRwBfrAwA9c6dBX2rNG4dl]

Skywide Real Estate International LLC

Tianyuan Gu

Chairman

Date: 29 Apr 2022

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

Skywide Real Estate International, LLC is a Pennsylvania-based real estate investment and development company to explore real estate investment opportunities in the Pennsylvania region. Skywide's principal activities encompass property development, investment, serviced suite operation, property and project management. In the long run, we aim to acquire a portfolio of diversified properties, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in Pennsylvania and other states of America.

Our Business

 **Property Investment -** Our goal is to achieve a diverse property portfolio located in newly urbanized areas and suburban areas of cities in Pennsylvania and other states of America.

 **Property Development -** Vertically integrated, enabling us to incorporate all phases of the process in order to control the development costs, scheduling and quality of our projects

 **Property Management -** Our customer-focused approach to property management is rooted in our professionalism, experience, expertise and long-term outlook

Mission and Values

Skywide Real Estate International, LLC plans to a build property portfolio across the State of Pennsylvania and the US. Adhering to our core values of integrity, long-term focus and quality, we aim to create sustained value by developing and managing projects that serve as focal points of the surrounding urban areas.

About Skywide Real Estate International

Skywide Real Estate International, LLC is a Pennsylvania-based real estate investment and development company to explore real estate investment opportunities in the Pennsylvania region. Skywide's principal activities encompass property development, investment, serviced suite operation, property and project management. In the long run, we aim to acquire a portfolio of diversified properties, which includes properties strategically located in newly urbanized areas and suburban areas of large cities, and the center of medium-sized cities in Pennsylvania and other states of America.

Project Summary

In this offering we are going to finance the redevelopment of a residential real estate project at 1406 E Moyamensing Ave Philadelphia, PA 19147.

The purchasing price of the property is estimated to be $325,000 and the total cost of the project is estimated to be $745,050. All of the proceeds in this offering will be used for paying the closing fees, taxes, homeowner insurance, legal and appraisal fees, crowdfunding fees, and origination fees. The remaining proceeds of the offering will be allocated proportionally to the purchase of the property, construction cost, interest, and working capital. The economic analysis of this project is shown as follows:

Project Costs

Purchase Price	$325,000
Closing + Taxes	$20,000
Homeowner Insurance	$2,000
Legal fee + Appraisal	$1,000
Construction Cost	$350,000
Crowdfunding Fee	$2,500
Interest	$34,425
Origination fee	$10,125
Total	$745,050

Financing

Management & Partners	$118,417
Crowdfunding	$51,000
Loan	$573,750
Total	$743,167

Projections

Projected Reselling Price (9-13 months)	$775,000
Total expenses	$745,050
Profit Before Tax	$29,950
Tax	$6,290
Net Profit	$23,661

Offering Terms	Unit Price	Number of Units	Amount
Retail Investors	$300	170	$51,000

Shareholdings	Number of Units	Percentage	Projected Profit
Management & Partners	400	66.89%	$15,826
Minority Partners	28	4.68%	$1,108
Retail Investors	170	28.428%	$6,726
Total	598	100.00%	

Expected Profit Per Unit	$39.57
Return in 9-13 months for Retail Investors	13.19%

The above figures are estimates only, which are not based on actual investment results and are not guaranteed of future results. The above information provided is a summary only. Please review the full offering documents (Form C) for a full description of the offering, valuations and risk factors.

** Assume $51,000 is raised

Property Location



In this project, Skywide will acquire and redevelop a residential located at 1406 E Moyamensing Ave Philadelphia, PA 19147.

Highlights of the Property:

Great development opportunity to build a new construction house with parking. The existing house is in shell condition.



 Townhouse

 3 bedrooms

 2 bathrooms

 Built in 1900

 Radiant, natural gas

 1 Carport space

 1,306 sqft

Location
- Region: Philadelphia
- Subdivision: Dickinson Narrows
- Municipality: PHILADELPHIA

Business Strategies

Skywide Real Estate is steadfast in its aim to maximize shareholders' value through the long-term sustainable growth of its property business as its core operations, we will implement the following business strategies to exploit its potential and create new growth:

- Focus on the core markets: Skywide Real Estate will continue to focus on its core markets and seek to further solidify its business continuity in Pennsylvania and USA real estate markets, taking into account the operating conditions and tailoring the schedules of business development accordingly.

- Enhance recurring income from investment properties: Skywide Real Estate will evaluate and strategically adjust its mix of properties for sale and investment from time to time. It will continue to expand and enhance its existing investment property portfolio to complement the cash flow from sales of properties, while optimizing its tenant base to improve recurring income and capture the long-term capital appreciation potential of its properties.

- Maintain a disciplined financial policy: We will seek to maintain strong liquidity to capitalize on acquisition and investment opportunities as they arise through adhering to a disciplined financial management policy of maintaining a healthy debt ratio. Skywide will exercise financial prudence in its capital commitments and deploy its capital resources efficiently to position itself for future growth.



The Philadelphia Real Estate Market Landscape

Philadelphia has been one of the top choices for investing in real estate and rental properties. Philadelphia is the fifth most populous city in the US, and its vibrant economy focused primarily on IT, services, and education makes millennials consider it a great place to jump-start their career. Philadelphia house prices grew 39% in the past 5 years (2015 - 2020) and without any major corrections.



Source: zillow.com

The Philadelphia House Prices Outperform U.S. Average

Philadelphia house prices outperform U.S. nationwide average house prices. From 2000 to 2020, Philadelphia investment property has appreciated a total of 157% while U.S. National home prices grew 112%.



Source: *Drexel University, Lindy Institute for Urban Innovation*

Period	Philadelphia	USA
5-Year	*39%*	*27%*
10-Year	*157%*	*50%*
20-Year	*157%*	*112%*

Source: Federal Reserve Bank of St. Louis

Track Record

2019

Before the organization of Skywide Real Estate International, our team have acquired and develop a real estate project located at *431 Mifflin St, Philadelphia, PA.*

Property Price	$180,000
Renovation & Construction	$90,000
Other Costs	$30,000
Total Cost	$300,000
Price Sold after 9 months	$362,500
Net Profit	$62,500
Rate of Return	20.83%

Before Renovation:



After Renovation:



2020

Class B Offering

In August 2020, we successfully raised $57,000 in our offering of Class B Units. We acquired a real estate property in Folsom St Philadelphia, PA 19139. We finished the reconstruction and renovation works in December 2020 and we plan to sell the property in the second quarter of 2021. But since the reselling property may take another 2-3 months. In order to let our investors immediately cash out from the investment, the Company offered a repurchase of investor's Class B membership units at a price of $112.97. **This is equivalent to a return of 12.97% in about 8 months.**



Real Estate 🏠

Skywide Real Estate (SKY)
$57,000
of target $50,000

114% funded



Class D Offering

In December 2020 we raised $32,400 in our offering of Class D Units. We have invested in a real estate project located at McKean St Philadelphia, PA. Since the amount raised is lower than the capital needed for the project, we invested jointly with 1852 McClellan St. LLC in the project. We contributed $30,408 through a loan agreement to 1852 McClellan St. LLC and 1852 McClellan St. LLC provided the remaining capital needed in the project. 1852 McClellan St. LLC is 100% owned by Tianyuan Gu, the Chairman and majority owner of Skywide Real Estate International LLC.

We finished the reconstruction and renovation works and the property was sold in January 2022. The investors in the Class D Offering were offered a repurchase of their membership units at a price of $134.4m which is equivalent to a return of 12% in 13 months.

2021

Class C Offering

In April 2021, we raised another $43,700 in our offering of Class C Units. The target property is located at Beulah St, Philadelphia and the project is expected to offer investors an expected return of 12.68% in 8-11 months. Investors' participation in our offerings highlights their confidence in US Real Estates and sets the benchmark for the investor community in real estates crowdfunding.

Outlook

According to the latest data from real-estate consultancy Redfin, real estate investors - i.e., those who purchase real estate not with the intention of living in it but in expectations of reselling and/or renting it out - bought a record 18.4% of the homes that were sold in the U.S. during the fourth quarter of 2021, up from 12.6% a year earlier and a revised rate of 17.4% in the third quarter.



Investor Market Share Reaches Record 18.4% in Fourth Quarter of 2021
Share of purchased U.S. homes bought by investors

Source: Redfin analysis of county records

REDFIN

The US residential property market continued to consolidate as a result of coronavirus. Buyer's sentiment and property activities are expected to improve following the reopening of the economy and on hopes for the development of vaccines against coronavirus. We place a major focus on the property business which accounts for a large proportion of our operations, and consider New Jersey and Pennsylvania as our key markets. Skywide strives to expand by seizing suitable business opportunities with good potential, capitalizing our experience in different business areas including investment, operation, finance and risk management. Investments are made in the interests of our shareholders as a whole who will ultimately benefit from the profit gained from our investments by way of dividend distribution. Given the rapidly changing economic landscape, which is filled with uncertainties, we will be mindful of evolving trends in economic developments and will continue to manage our businesses with prudence.

Appendix B - RISK FACTORS

The Company's businesses, financial condition, results of operations and growth prospects may be affected by risks and uncertainties directly or indirectly pertaining to the Company's businesses. The risk factors set out below are those that could result in the Company's businesses, financial condition, results of operations or growth prospects differing materially from expected results. Such factors are by no means exhaustive or comprehensive, and there may be other risks in addition to those shown below which are not known to the Company or which may not be material now but could turn out to be material in the future. In addition, this Offering Statement does not constitute a recommendation or advice to invest in the securities issued in this offering and investors are advised to make their own judgment or consult their own investment advisors before making any investment in the securities offered in this offering.

RISKS RELATING TO OUR BUSINESS

Outbreak of coronavirus disease
The recent outbreak of coronavirus disease (COVID-19) in the US, including Pennsylvania, the place of businesses at which the Company operates, has a significant adverse impact on the economy due to the community standstill, disruption of business activities, and weakened sentiment. As the situation of the disease is still evolving, the heightened uncertainties surrounding the pandemic may pose a negative impact on the property market, which would adversely affect the Company's businesses, financial conditions, results of operations or growth prospects. There can be no assurance that there will not be another significant outbreak of a severe communicable disease, and if such an outbreak were to occur, it may have an impact on the operations of the Company and its results of operations may suffer.

We may not be able to acquire the properties listed in our business plan, identify any properties for replacement properties that meet our criteria
Concurrently with the closing of this offering, we plan to use net proceeds from this offering and new debt financing to acquire seven properties in Philadelphia, Pennsylvania listed in our business plan. We cannot guarantee we can acquire any of these properties because we did not enter into any written agreements with the seller and if we fail to acquire the properties or only acquire part of them, we may need to identify other properties for replacement that meet our criteria. Further, even if we enter into agreements for the acquisition of properties, these agreements are typically subject to customary conditions to closing, including the satisfactory completion of our due diligence investigations and we may be unable to finance the acquisition on favorable terms or at all. If we are unable to finance property acquisitions or acquire properties on favorable terms, or at all, our financial condition, results of operations could be adversely affected.

Our business and results of operations are affected by the performance of the property market in Pennsylvania and the US
Our investment properties will be located in Pennsylvania and it is our principal property investment strategy to remain focused on the Pennsylvania property market. Our business and prospects therefore depend principally on the performance of the property market in Pennsylvania and in the US. Any downturn in Pennsylvania and the US real estate market may therefore adversely affect our performance. We cannot assure you that the demand for properties in

Pennsylvania and the US will continue to grow, or will grow at all. Our financial position and results of operations may be influenced by fluctuations of supply and demand in the property market.

We are dependent on rental income from our investment properties
We are dependent on rental income generated from our investment properties. We are subject to risks incidental to the leasing of residential properties including, amongst other things, changes in market rental levels, competition for tenants and inability to collect rent from tenants, or the failure of tenants to pay fees and charges (e.g. management fees and utilities charges) for which they are responsible under the terms of the tenancy agreement, but which the Company as the registered owner of the relevant property, is liable for under the terms of the deed of mutual covenant and as named account holders with utility companies. We may also face risks in connection with the ability to renew leases with tenants on terms acceptable to us, or at all, upon the expiration of the existing terms as this may be influenced by the demand for and supply of properties in the Pennsylvania property market which may have significant fluctuation historically. Any downturn in the rental market residential properties may negatively affect the demand for our rental properties and consequently their occupancy rate, and therefore the amount of rental income we earn. We cannot guarantee such downturn will not happen in the future and if it does, this may have a material adverse effect on our business, results of operations and financial position.

Rising construction costs and delayed construction schedule
There exist general risks inherent in property investment and in the ownership of properties, including rising construction costs, financing not available on favourable terms, construction not completed on schedule or within budget especially as well as the escalation of material prices. These factors, if occurring in certain circumstances, can result in a material adverse effect on our business, results of operations and financial position.

Properties held for rental purposes will need to be renovated, repaired and re-let on a periodic basis
Properties held for rental purposes will need to be renovated, repaired and re-let on a periodic basis and thus we may not able to renew existing leases which would adversely affect our financial condition and results of operations.

Environmental laws and regulations
Property and real estate market conditions are subject to changes in environmental laws and regulations and zoning laws and governmental rules. We are required to make capital and other expenditures in order to comply with these laws and regulations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to obtain adequate funding or capital on commercially favorable terms for land acquisitions or property developments
Real estate investment and development is capital intensive. Our property projects are generally funded through cash generated from operations, bank loans, proceeds from securities offerings. We expect to continue to fund our projects through these sources. However, we cannot assure you that

such funds will be sufficient or that any additional financing can be obtained on satisfactory or commercially reasonable terms, or at all. Our ability to procure adequate financing for property acquisition and development depends on many factors that are beyond our control.

We are subject to certain restrictive covenants and certain risks associated with debt financing which may limit or otherwise adversely affect our operations
We are subject to certain restrictive covenants contained in the terms of loans entered into between our Company and certain banks or other financial institutions. For our properties under mortgage, our entering into of tenancy agreements could be subject to the relevant financing bank's consent. The terms of the mortgage or consent letter issued by the mortgagee bank may in turn impose restrictions as to, for example, the rental rate and duration of tenancy of those properties. We cannot guarantee that we will be able to obtain consents from the relevant financing banks to lease our properties that are subject to mortgage, and even if any such consent is granted, we cannot ensure it does not impose restrictions adverse to our interests.

We may not be able to generate adequate returns on our properties which are held for longterm investment purposes
Our properties are generally held for long-term investment which is subject to varying degrees of risks. The investment returns available from our properties depend, to a large extent, on the amount of capital appreciation generated, income earned from the rental of the relevant properties as well as the expenses incurred. Maximizing yields from properties held for long-term investment also depends to a large extent on active ongoing management and maintenance of the properties. The ability to dispose of investment properties eventually will also depend on market conditions, which may be subject to significant fluctuation. The revenue derived from investment properties and the value of property investments may be adversely affected by a number of factors, including but not limited to changes in rental levels of comparable properties, the inability to collect rent from tenants and the cost resulting from periodic maintenance, repair and re-letting. If our property investment business is unable to generate adequate returns, our business, financial condition results of operations and prospects may be adversely affected.

Impact of state and federal regulations
State and federal regulations could have a material impact on our businesses, financial conditions, results of operations or growth prospects. The Company's business is exposed to different and changing political, social, legal, tax, regulatory and environmental requirements at the state or federal level. Further, new guidelines, directives, policies or measures by governments, whether fiscal, tax, regulatory, environmental or other competitive changes, may lead to an increase in additional or unplanned operating expenses and capital expenditures, increase in market capacity may adversely affect the Company's businesses, financial conditions, results of operations or growth prospects.

Changes in interest rates may affect our profitability and results of operations
Changes in interest rates affect our financing costs and, ultimately, our results of operations. We cannot assure you that mortgage rates will not fluctuate or that they will not increase. We cannot assure you that banks or other financial institutions from which we borrow will not raise lending rates for financing the Company in the future. Any increase in these rates will increase our

financing cost and could materially and adversely affect our business, financial condition and results of operations.

We may be materially and adversely affected if we fail to fulfill our obligations in financing arrangements, which expose us to the possibility of foreclosure

If we default on any financing repayment or otherwise breach the relevant trust or other financing agreement, we may be subject to litigation, our reputation may be damaged and we may have difficulties in raising further funds at our expected costs. Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt. Incurring mortgage and other debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default.

Our results of operations may be materially and adversely affected by the rising cost of construction materials and labor

Prices for construction materials and wages for construction may increase in the future. We procure construction materials through our external contractors or by ourselves. We expect labor costs to continue to increase in the foreseeable future. Increases in the cost of construction materials and labor will likely prompt our contractors to increase their fee quotes for our new property development or renovation projects. The rising cost of construction materials and labor and our inability to pass cost increases on to our customers may adversely affect our results of operations.

We may not generate sufficient cash flow to pay our anticipated operating expenses and to service our debts

Our ability to generate sufficient cash to satisfy our future debt obligations will depend upon our future operating performance, which will be affected by, among other things, prevailing economic conditions, monetary policies, the demand for properties in the regions we operate and other factors, many of which are beyond our control. We may not generate sufficient cash flow to pay our anticipated operating expenses and to service our debts, in which case we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, disposing of our assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be implemented on satisfactory terms, or at all, and, even when implemented, may result in an adverse effect on our business, financial condition and results of operations.

We may not be able to successfully manage our growth

We plan to expand our property investment business and intend to continue to do so through further acquisitions of properties as and when suitable opportunities arise. Any future expansion may strain our managerial, operational and financial resources. We will need to manage our growth effectively, which may require additional efforts in implementing adequate controls and management systems in a timely and effective manner. In managing our costs, there may be instances whereby the actual expenses incurred may exceed our original estimate due to unexpected delay or additional resources required. This may adversely affect our results of operations and our financial condition. We cannot assure you that we will be successful in managing our growth or in integrating and assimilating any acquired business with our existing operations. In order to fund our ongoing operations and our future growth, we also require sufficient internal sources of liquidity or access to additional funding from external sources. Additionally, we may be required to manage relationships with a greater number of tenants, sales agents, property managers, lenders and other third parties. We cannot assure you that we will not experience issues such as capital constraints, transaction delays, compliance errors to manage and operate the expanded business. We also cannot assure you that our expansion plans will not adversely affect our existing operations and thereby have a material adverse effect on our results of operations, financial condition and business prospects.

We may not be able to retain existing tenants or attract new tenants
Our investment properties compete for tenants with other properties on, amongst other things, location, quality, maintenance, property management, rent levels and lease terms. We cannot assure you that existing or prospective tenants will not choose other properties. Any future increase in the supply of properties which compete with ours would increase the competition for tenants and as a result we may have to reduce our rent or incur additional costs to attract tenants. If we are not able to retain our existing tenants or attract new tenants to replace those that leave or to lease our new properties, our occupancy rates may decline. This in turn could have a material adverse effect on our business, results of operations and financial position.

Our insurance may not cover every potential loss and claim
Our insurance policies may not cover all eventualities or payments by our insurers may not fully compensate us for all potential losses, damages or liabilities relating to our properties or our business operations. Further, our insurers may otherwise find themselves financially unable to meet claims. In addition, there are certain types of losses for which full insurance coverage is not generally available on commercial terms acceptable to us, or at all. Examples of these include insurance against losses suffered due to business interruption, earthquake, flooding or other natural disasters, war or civil disorder. Therefore, there may be instances when we will have to bear losses, damages and liabilities because of our lack or insufficiency of insurance coverage. If we suffer any losses, damages or liabilities in the course of our business operations arising from events for which we do not have any or adequate insurance cover, we may not have sufficient funds to cover such losses, damages or liabilities or to reinstate any properties which may be damaged or destroyed. In addition, any payment we make to cover any losses, damages or liabilities could have a material adverse effect on our business, results of operations and financial position.

We may be involved in disputes, legal and other proceedings arising out of our operations from time to time and may face significant liabilities
We may be involved in disputes arising out of the leasing, sale or purchase of our properties with tenants, residents, residents of surrounding areas or other parties. These disputes may lead to protests, legal or other proceedings and may damage our reputation and divert our resources and management's attention. Significant costs may have to be incurred in settling such disputes or defending ourselves in such proceedings. If we are not successful in defending ourselves in such proceedings, we may be liable for damages, the amount of which may be significant. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings or unfavourable decrees that may result in liabilities and cause other material adverse effects on our business, results of operations and financial position.

The principal security holders have substantial control over the Company and their interests may not be aligned with the interests of the other Shareholders

The interests of the principal security holders, as identified in Question 6 may differ from the interests of other Shareholders and they are free to exercise their votes according to their interests. To the extent the interests of the Controlling Shareholders are not aligned with the interests of other Shareholders, the interests of other Shareholders may be disadvantaged and harmed.

There is no existing market for the Shares in the public and their market price and liquidity may fluctuate

There was no public market for the Shares. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell or even losing your entire investment.

Shareholders' interests in the Company's share capital may be diluted in the future

In order to expand our business, we may consider offering and issuing additional Securities in the future, which may result in a dilution in our net tangible book value or earnings per Units.

Our profitability and results of operations are affected by the continued success of our business model

Our success is dependent on our management, operational and capital resources, development and operational expertise, technical know-how, our knowledge of relevant industries and the needs of our targeted customers. The continued success of our business model depends on our ability to proactively conduct market research and gain foresight to understand our customers and tenants. We cannot assure you that there will not be any unfavorable changes in national or state market conditions which could adversely affect the demands of our customers and tenants. We may receive lower than anticipated demand for our properties due to our failure to accurately foresee national and local market development trends or the demands or preferences of our customers and to adjust our business model accordingly. Meanwhile, our competitors could develop and offer new properties that are comparable or superior to our properties or adapt more quickly and successfully to evolving industry trends, market conditions and customer and tenant requirements. As a result, our market share, business, financial condition, results of operations and prospects may be materially and adversely affected.

Appendix C - SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
SKYWIDE REAL ESTATE INTERNATIONAL LLC

Important:

This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Skywide Real Estate International LLC, a company organized and existing under the laws of the State of Pennsylvania ("Skywide Real Estate International LLC" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Skywide Real Estate International LLC has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Class E Membership Units of Skywide Real Estate International LLC (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

1.1 Issue of the Units. Subject to the terms and conditions hereof, Skywide Real Estate International LLC hereby issues to the Subscriber, and the Subscriber hereby subscribes from Skywide Real Estate International LLC **[Shares Subscripted] Units**, at a Per Units Price equal to **$300.00** (the " Unit Price").

1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Skywide Real Estate International LLC as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Skywide Real Estate International LLC a fee specified in the Form C of this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Skywide Real Estate International LLC and such decision is based upon a review of the Form C which has been filed by Skywide Real Estate International LLC with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Skywide Real Estate International LLC in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Skywide Real Estate International LLC;

c. the Subscriber acknowledges and accepts the fact that the owners of the Units are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Skywide Real Estate International LLC or the composition of its board of directors. The owners of the Units are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Skywide Real Estate International LLC;

d. Skywide Real Estate International LLC is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Skywide Real Estate International LLC from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Skywide Real Estate International LLC and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Skywide Real Estate International LLC in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Skywide Real Estate International LLC in connection therewith;

f. the Subscriber acknowledges that Skywide Real Estate International LLC has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Skywide Real Estate International LLC shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Skywide Real Estate International LLC is not in any way responsible) for compliance with:

> (i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

> (ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Skywide Real Estate International LLC (which representations, warranties and covenants shall survive the Closing) that:

> a. the Subscriber has received and carefully read this Agreement;

> b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

> c. the Subscriber is aware that an investment in Skywide Real Estate - Class E is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Skywide Real Estate - Class E is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

> d. the Subscriber has made an independent examination and investigation of an investment in the Units and Skywide Real Estate International LLC and depends on

the advice of its legal and financial advisors and agrees that Skywide Real Estate International LLC will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Skywide Real Estate International LLC; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Skywide Real Estate International LLC. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Skywide Real Estate International LLC and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Skywide Real Estate International LLC to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 1 Jul 2022, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Pennsylvania, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Skywide Real Estate International LLC shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Tianyuan Gu

_____
Name: Tianyuan Gu
Title: Chairman
Skywide Real Estate International LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

SKYWIDE REAL ESTATE INTERNATIONAL LLC

REVIEWED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Shareholders
Skywide Real Estate International LLC
Philadelphia, PA

We have reviewed the accompanying financial statements of the Skywide Real Estate International LLC, which comprise of the balance sheet as of December 31, 2021, and the related statement of operations and member's equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Managements' Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to be independent in respect to the company and to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review we are not aware of any material modifications that should be made to the accompanying 2021 financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Maureen Humpl CPA MST
Maureen Humpl CPA MST

Holland, PA
April 27, 2022

SKYWIDE REAL ESTATE INTERNATIONAL LLC

CONTENTS

SKYWIDE REAL ESTATE INTERNATIONAL LLC

BALANCE SHEET

December 31, 2021 (UNAUDITED)

	2021
Assets	
Current Assets	
Cash and cash equivalents	$ 6,479
Total Current Assets	6,479
Investments in Real Estate	
Real Estate	44,000
Less: Accumulated depreciation	(533)
Property and Equipment, Net	43,467
Other Assets	
Loan receivable	30,408
Intangibles	5,398
Less: Accumulated Amortization	(65)
Escrow	1,473
Investment	42,126
Total Other Assets	79,340
Total Assets	$ 129,286
Liabilities and Stockholders' Equity	
Current Liabilities	
Current Portion of Mortgage Payable	1,618
Loan Payable Manager	6,253
Total Current Liabilities	7,871
Long-Term Liabilities Liabilities	
Long-term Portion of Mortgage Payable	96,653
Total Long-Term Liabilities	96,653
Total Liabilities	$ 104,524
Stockholders' Equity	
Non-voting Membership Units	81,275
Voting Membership Units	37,500
Retained earnings	(94,013)
	24,762
Total Stockholders' Equity	24,762
Total Liabilities and Stockholders' Equity	$ 129,286

See accompanying notes and independent accountants' review report.

SKYWIDE REAL ESTATE INTERNATIONAL LLC

STATEMENT OF OPERATIONS

For the period ended December 31, 2021 (UNAUDITED)

	2021
Net Rental Income	$ 9,895
Cost of Good Sold	-
Gross Profit	9,895
Operating Expenses	28,528
Total Operating Expenses	28,528
Net Income	(18,633)

See accompanying notes and independent accountants' review report.

SKYWIDE REAL ESTATE INTERNATIONAL LLC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the period ended December 31, 2021 (UNAUDITED)

	MEMBERSHIP UNITS			ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
	CLASS (A)	CLASS (B)	CLASS (D)			
Balance - January 1, 2021	$ 37,500	$ 82,000	$ 32,400	$ -	$ (75,380)	$ 76,520
Units Repurchased	-	(30,800)	-	-	-	(30,800.00)
Dividends	-	(2,325)	-	-	-	(2,325.00)
Net Income	-	-	-	-	(18,633)	(18,633.00)
Balance - December 31, 2020	$ 37,500	$ 48,875	$ 32,400	$ -	$ (94,013)	$ 24,762

See accompanying notes and independent accountants' review report.

4

SKYWIDE REAL ESTATE INTERNATIONAL LLC

STATEMENT OF CASH FLOWS

For the period ended December 31, 2021 (UNAUDITED)

	2021
Cash Flows from Operating Activities	
Net loss	$ (18,633)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Depreciation and amortization	598
Net Cash Provided by (Used in) Operating Activities	(18,035)
Cash Flows from Investing Activities	
Cash paid for investment	(42,126)
Net Cash (Used in) Provided by Investing Activities	(42,126)
Cash Flows from Financing Activities	
Cash received from long-term borrowings	95,857
Cash paid to repurchase units	(30,800)
Cash repaid for long-term borrowings	(529)
Net Cash Provided by (Used in) Financing Activities	64,528
Net Increase in Cash and Cash Equivalents	$ 4,367
Cash and Cash Equivalents - Beginning	$ 2,112
Cash and Cash Equivalents - Ending	$ 6,479

See accompanying notes and independent accountants' review report.

SKYWIDE REAL ESTATE INTERNATIONAL LLC

SCHEDULE OF OPERATING EXPENSES

For the period ended December 31, 2021 (UNAUDITED)

	2021
Operating Expenses	
Appraisal	685
Bank charges	71
Depreciation and amortization	598
Interest expense	5,389
Office expenses	27
Repairs and maintenance	21,395
Utilities	363
Total Operating Expenses	$ 28,528

See independent accountants' review report.

BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND BUSINESS PRESENTATION

Skywide Real Estate International LLC (the "Company") was formed June 24, 2020 in the State of Pennsylvania. The financial statements of Skywide Real Estate International LLC are prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company's headquarters are located in Pennsylvania.

The Company is a real estate investment and development company established to explore real estate investment opportunities in the Pennsylvania region. The Company's principal activities include property development, investment, serviced suite operation, property and project management.

CASH AND EQUIVALENTS

For the purpose of the statements of cash flows, the Company considers money market funds, government agency securities, certificates of deposits and all other highly liquid investments purchased with a maturity of six months or less, to be cash equivalents.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINITIES

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal government policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, such as a change in the real estate environment. These unforeseen conditions could affect the Company's financial condition and the results of its operations.

ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual basis of accounting.

INCOME TAXES

The Company is taxes as an LLC, disregarded entity. The Company files income tax returns in the U.S. and Pennsylvania.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 27, 2022, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

SKYWIDE REAL ESTATE INTERNATIONAL LLC

REVIEWED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

SKYWIDE REAL ESTATE INTERNATIONAL LLC

CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Shareholders
Skywide Real Estate International LLC
Philadelphia, PA

We have reviewed the accompanying financial statements of the Skywide Real Estate International LLC, which comprise of the balance sheet as of December 31, 2020, and the related statement of operations and member's equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Managements' Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review we are not aware of any material modifications that should be made to the accompanying 2020 financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Maureen Humpl CPA MST
Maureen Humpl CPA MST

Holland, PA
April 23, 2021

SKYWIDE REAL ESTATE INTERNATIONAL LLC

BALANCE SHEET

December 31, 2020 (UNAUDITED)

	2020
Assets	
Current Assets	
Cash and cash equivalents	$ 2,112
Total Current Assets	2,112
Investments in Real Estate	
Real Estate	44,000
Property and Equipment, Net	44,000
Other Assets	
Loan receivable	30,408
Total Other Assets	30,408
Total Assets	$ 76,520
Liabilities and Stockholders' Equity	
Total Liabilities	$ -
Stockholders' Equity	
Non-voting Membership Units	114,400
Voting Membership Units	37,500
Retained earnings	(75,380)
	76,520
Total Stockholders' Equity	76,520
Total Liabilities and Stockholders' Equity	$ 76,520

See accompanying notes and independent accountants' review report.

2

SKYWIDE REAL ESTATE INTERNATIONAL LLC

STATEMENT OF OPERATIONS

For the period June 24, 2020 (inception) to December 31, 2020 (UNAUDITED)

	2020
Net Sales	$ -
Cost of Good Sold	71,395
Gross Profit	(71,395)
Operating Expenses	3,985
Total Operating Expenses	3,985
Net Income	(75,380)

See accompanying notes and independent accountants' review report.

3

SKYWIDE REAL ESTATE INTERNATIONAL LLC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the period June 24, 2020 (inception) to December 31, 2020 (UNAUDITED)

	MEMBERSHIP UNITS			ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
	CLASS (A)	CLASS (B)	CLASS (D)			
Balance - January 1, 2020	$ --	$ --	$ --	$ -	$ -	$ -
Unit Issued	$ 37,500	$ 82,000	$ 32,400	$ -	$ -	$ 151,900
Net Income	--	--	--	--	(75,380)	(75,380)
Balance - December 31, 2020	$ 37,500	$ 82,000	$ 32,400	$ -	$ (75,380)	$ 76,520

See accompanying notes and independent accountants' review report.

4

SKYWIDE REAL ESTATE INTERNATIONAL LLC

STATEMENT OF CASH FLOWS

For the period June 24, 2020 (inception) to December 31, 2020 (UNAUDITED)

	2020
Cash Flows from Operating Activities	
Net loss	$ (75,380)
Adjustments to reconcile net income to	
net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Loan receivable other	(30,408)
Net Cash Provided by (Used in) Operating Activities	(105,788)
Cash Flows from Investing Activities	
Purchase of investment property	(44,000)
Net Cash (Used in) Provided by Investing Activities	(44,000)
Cash Flows from Financing Activities	
Issuance of voting Membership Units	37,500
Issuance of non-voting Membership Units	114,400
Net Cash Provided by (Used in) Financing Activities	151,900
Net Increase in Cash and Cash Equivalents	$ 2,112
Cash and Cash Equivalents - Beginning	$ -
Cash and Cash Equivalents - Ending	$ 2,112

See accompanying notes and independent accountants' review report.

5

SKYWIDE REAL ESTATE INTERNATIONAL LLC

SCHEDULE OF OPERATING EXPENSES

For the period June 24, 2020 (inception) to December 31, 2020 (UNAUDITED)

	2020
Operating Expenses	
Bank charges	$ 31
Fees	2,205
Insurance	1,066
Trash removal	683
Total Operating Expenses	$ 3,985

See independent accountants' review report.

6

SKYWIDE REAL ESTATE INTERNATIONAL LLC

SCHEDULE OF COST OF GOODS SOLD

For the period June 24, 2020 (inception) to December 31, 2020 (UNAUDITED)

	2020
Operating Expenses	
Materials	56,728
Labor	14,182
Licenses	40
Equipment rental	197
Utilities	248
Total Cost of Goods Sold	$ 71,395

See independent accountants' review report.

BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND BUSINESS PRESENTATION

Skywide Real Estate International LLC (the "Company") was formed June 24, 2020 ("Inception") in the State of Pennsylvania. The financial statements of Skywide Real Estate International LLC are prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company's headquarters are located in Pennsylvania.

The Company is a real estate investment and development company established to explore real estate investment opportunities in the Pennsylvania region. The Company's principal activities include property development, investment, serviced suite operation, property and project management.

CASH AND EQUIVALENTS

For the purpose of the statements of cash flows, the Company considers money market funds, government agency securities, certificates of deposits and all other highly liquid investments purchased with a maturity of six months or less, to be cash equivalents.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINITIES

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal government policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, such as a change in the real estate environment. These unforeseen conditions could affect the Company's financial condition and the results of its operations.

ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual basis of accounting.

INCOME TAXES

The Company is taxes as an LLC, disregarded entity. The Company files income tax returns in the U.S. and Pennsylvania.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 23, 2021, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.